Exhibit 2

Oi S.A. – In Judicial Reorganization

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

NOTICE TO SHAREHOLDERS

Requests for the Adoption of Cumulative Voting

Notwithstanding the content of the Material Fact disclosed on this date regarding the upholding of the suspension of the September 8, 2016 Extraordinary General Shareholders’ Meetings, Oi S.A. – In Judicial Reorganization (the “Company”), pursuant to Article 30, item XXXIV of CVM Instruction No. 480/09, communicates that, on this date, it received the following requests for the adoption of cumulative voting, pursuant to Article 141 of Law No. 6,404/76:

(i)         from shareholder Bratel B.V., holder of 27.49% of the Company's voting shares, a request for the adoption of cumulative voting with respect to item 4 of the Agenda of the Extraordinary General Shareholders’ Meeting called by shareholder Société Mondiale Fundo de Investimento em Ações to be held on September 8, 2016 at 2 p.m. (the “First Meeting”), and with respect to item (4) of the Agenda of the Extraordinary General Shareholders’ Meeting called by shareholder Société Mondiale Fundo de Investimento em Ações to be held on September 8, 2016 at 4 p.m.; and

(ii)        from shareholder BNDES Participações S.A. – BNDESPAR, representing 5.7% of the Company’s voting shares, a request for the adoption of cumulative voting with respect to the election of members to the Company’s Board of Directors in the First Meeting.

Rio de Janeiro, September 6, 2016.

Oi S.A. – In Judicial Reorganization
Flavio Nicolay Guimarães
Chief Financial Officer and Investor Relations Officer